Contact

www.linkedin.com/in/stuart-jordan-guide-book (LinkedIn)

Top Skills

Energy
Petroleum
Management

Stuart Jordan

Making the outdoors more accessible to everyone!
Louisville, Kentucky, United States

Experience

Guide Book
Co-Founder/CEO
June 2021 - Present (2 years 6 months)
Louisville, Kentucky, United States

Guide Book is a web based service that connects fishing guides with clients all around the world. Our primary focus at Guide Book is to improve the lives of outdoor guides by giving them the tools and resources required to be successful. This drives efficiency in their daily routine and gives them time back at home with their families. We do this by consolidating all the technology that they use on a daily basis into one place.

We are excited to officially launch our product to the public in 2023!

Cimarron Energy Inc.
Sr. Director Downstream Sales and Service
May 2020 - January 2023 (2 years 9 months)
Louisville, Kentucky Area

Aereon
6 years 3 months

Director - VRU Technology
July 2017 - May 2020 (2 years 11 months)
Austin, Texas

Manager of VRU Products
September 2016 - July 2017 (11 months)
Austin, Texas

Technical Product Specialist
February 2015 - September 2016 (1 year 8 months)
Louisville, Kentucky Area

Continuing work at Aereon, formerly Jordan Technologies and Flare Industries.

Work with a team responsible for aftermarket service sales both domestically and abroad. In charge of direct sales of aftermarket parts, projects, retrofits and services for environmental air equipment in the petroleum industry.

Great Lakes Regional Service Manager
March 2014 - February 2015 (1 year)
Louisville, Kentucky

Continuing work at Aereon, formerly Jordan Technologies and Flare Industries.

Manage a group of 6 field technicians providing aftermarket sales, service and support for upstream, midstream and downstream oil and gas in Kentucky, Indiana, Michigan, Ohio, Pennsylvania and West Virginia. Responsible for aftermarket customer satisfaction, customer support and product reliability for all of Aereon's product lines installed in over 100 facilities in the Great Lakes Region and abroad.

Continuing to assist with aftermarket projects and sales efforts in the Middle East and Southeast Asia.

Jordan Technologies
International Service Sales
January 2012 - March 2014 (2 years 3 months)

Responsible for managing international accounts across South America, the Middle East, Russia, Eastern Asia and Southeast Asia. In charge of direct sales of aftermarket parts, projects and services for environmental air equipment in the petroleum industry. Manage projects from the initial sales meeting with the client, through completion of work. Also assist in aftermarket sales in the United Sates, Canada, Europe and Australia.

Southwestern Advantage
Sales Representative
March 2011 - September 2011 (7 months)

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Education

University of Kentucky
Bachelor of Business Administration (B.B.A.) · (2007 - 2011)